NovaGold Resources Inc.

First Quarter 2011
Management’s Discussion & Analysis

February 28, 2011

(Unaudited)

2	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

General

This Management’s Discussion and Analysis (“MD&A”) of NovaGold Resources Inc. (“NovaGold” or “the Company”) is dated April 13, 2011 and provides an analysis of NovaGold’s unaudited financial results for the quarter ended February 28, 2011 compared to the same period in the previous year.

The following information should be read in conjunction with the Company’s February 28, 2011 unaudited consolidated financial statements and related notes and with the Company’s audited consolidated financial statements and related notes for the year ended November 30, 2010, which were prepared in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). The accounting policies as outlined in the annual consolidated financial statements have been consistently followed in preparation of the interim consolidated financial statements. All amounts are in Canadian dollars unless otherwise stated.

The Company’s shares are listed on the Toronto Stock Exchange and the NYSE Amex LLC under the symbol “NG”. Additional information related to NovaGold is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Description of business

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. Since 1998, the Company has assembled a portfolio of projects, with 50% interests in two of the world’s largest undeveloped gold and copper-gold projects — Donlin Creek and Galore Creek — 100% of the Ambler high-grade copper-zinc-gold-silver deposit and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources. NovaGold has reduced some of the development risk at its two core projects by leveraging the development and operating expertise of its senior operating partners, Barrick Gold Corporation (“Barrick”) and Teck Resources Limited (“Teck”). In addition, all of NovaGold’s core properties are located in Alaska and British Columbia, regions with low geopolitical risk that have a long history of mining, established permitting standards and governments supportive of resource development.

Approach to business

NovaGold is focused on advancing its two core properties, Donlin Creek and Galore Creek, with the objective of becoming a low-cost million-ounce-a-year gold producer. NovaGold’s business model focuses on five main steps: identifying high-quality assets and making strategic, timely acquisitions; engaging with local communities; using exploration expertise to expand existing deposits; advancing the projects to a feasibility level to bring reserves to the Company and value to shareholders; and creating strong partnerships with well-respected senior producers to advance the projects to production. NovaGold will continue to leverage its exploration and development expertise to bring additional resources and value to shareholders. The Company also recognizes the value of strong partnerships and a strong team, and looks for opportunities to acquire or partner in new projects that can bring talented people to the Company and value to NovaGold shareholders.

Responsible mining and community collaboration continues to be a trademark of NovaGold’s business strategy at all of its projects. NovaGold published its first sustainability report in 2010 and will publish its second report in May 2011 with the objective of providing an overview of the Company’s commitment and approach to sustainability, its challenges and successes at the projects and its goals for future years. The report demonstrates the Company’s commitment to accountability and transparent disclosure and will allow NovaGold to more effectively monitor progress as it strives for continuous improvement and best practices in responsible mining. NovaGold believes that long-lasting social and economic benefits can flow to the communities in which it operates. Through continuous collaboration with Alaskan Native and BC First Nation groups from the outset at each project, NovaGold considers the long-term impacts and benefits of operations for stakeholders when developing its projects and reduces development risk for its shareholders.

NovaGold Resources Inc.	3
Q1-2011

Management’s Discussion and Analysis

Recent developments

In May 2006 NovaGold acquired Coast Mountain Power Corp. (“Coast Mountain”) and all of its assets for 2.5 million shares of the Company valued at $44.4 million with an additional $15.6 million future income tax impact. The total valuation of $60.0 million included a number of early-stage run-of-river hydroelectric projects and the 138kV power transmission rights to build a power line from Meziadin Junction to Bob Quinn to bring power to the Galore Creek project. Given the early stage of the hydroelectric projects, the full value was allocated to the transmission rights which were transferred out of Coast Mountain to the Galore Creek Partnership. Over two years, NovaGold spent approximately $6.7 million to advance the Forrest Kerr run-of-river project to a feasibility level. In 2008, the Company received $38.7 million cash for the sale of Coast Mountain hydroelectric projects and recorded a $32.0 million gain on the disposition. The power transmission rights remained with the Galore Creek Partnership. In 2010 the Canadian Federal and British Columbia Provincial Governments announced their intention to build a high-capacity 287-kV transmission line (“NTL”) in northwestern British Columbia that would follow roughly the same route from Meziadin Junction to Bob Quinn. On February 23, 2011, the NTL project received provincial environmental assessment approval and construction is expected to begin in spring 2011. Construction of the NTL is positive news for the region and for the Galore Creek project. NTL construction means that the Galore Creek Mining Corporation will not need to build its own transmission line to bring power to the Galore Creek project, and management has accordingly impaired the full value of the 138kV power transmission rights for $52.7 million and recorded a related future income tax recovery of $9.7 million. Because the Galore Creek project is jointly owned by NovaGold and Teck, the Company has recorded a corresponding offset to non-controlling interest for the impairment in the amount of $13.8 million.

In December 2010, NovaGold announced a takeover bid for Copper Canyon Resources Ltd., (“Copper Canyon”), a junior exploration company listed on the TSX Venture Exchange. Copper Canyon’s principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold owns the remaining 60% joint venture interest in the Copper Canyon property. On March 7, 2011, NovaGold and Copper Canyon agreed to a plan of arrangement transaction (the “Arrangement”) whereby Copper Canyon’s shareholders will receive common shares of NovaGold on the basis of 0.0735 of a NovaGold common share for each common share of Copper Canyon, which is expected to result in approximately 4,216,515 common shares of the Company being issued. The terms of the Arrangement are reflected in a definitive arrangement agreement (the “Arrangement agreement”) entered into between NovaGold and Copper Canyon on March 18, 2011. The purchase price has been preliminary estimated at $56.4 million using the March 7, 2011 TSX closing share price of $13.49 per NovaGold share. The estimated transaction costs are approximately $1.3 million. The final consideration may vary materially from these estimates based on the stock price at the closing of the proposed transaction. The transaction will be accounted for as a purchase of assets. As part of the Arrangement, Copper Canyon’s shareholders will also receive one common share of a newly incorporated company (“SpinCo”) for every four Copper Canyon common shares. SpinCo will hold substantially all of Copper Canyon’s assets other than certain cash and Copper Canyon’s 40% joint venture interest in the Copper Canyon copper-gold-silver property, which will remain with Copper Canyon. Pursuant to the terms of the Arrangement agreement, NovaGold will also invest approximately $2.5 million to own 9.9% of the issued and outstanding shares of SpinCo. The boards of directors of both NovaGold and Copper Canyon have unanimously approved the transaction. The arrangement remains subject to approval by Copper Canyon’s shareholders and the satisfaction of various other closing conditions. Assuming satisfaction of the conditions, the acquisition of Copper Canyon is expected to close by the end of May 2011.

As part of the Company’s strategy to realize value from its non-core assets, on March 14, 2011, NovaGold announced the sale of its alluvial gold properties comprising 11,500 acres of fee-simple United States patented mining claims near Nome, Alaska. The claims were held by NovaGold’s wholly-owned subsidiary, Alaska Gold Company. Nome Gold Alaska Corp. will pay Alaska Gold Company US$21.0 million in three installments, and will also provide a letter of credit for US$4.0 million as an environmental reclamation bond. The land package and the reclamation bond are provided by the buyer as security for the installment payments. NovaGold continues to solicit offers for the balance of its land package around Nome, Alaska, including valuable in-town real estate lots and substantial sand and gravel holdings, as well as its Rock Creek and Big Hurrah gold projects.

NovaGold continues to expand its senior management team to ensure the Company has the experience and expertise needed to advance its core properties and add value for shareholders. In February 2011 Elaine Sanders was appointed to the position of Vice President and Chief Financial Officer of the Company, and in December 2010 NovaGold announced the appointment of Ron Rimelman as Vice President, Environmental, Health, Safety and Sustainability (“EHSS”). In April 2011, Greg Martin joined NovaGold as Vice President, Business Development & Treasurer.

4	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

Property review

Donlin Creek

Donlin Creek is one of the world’s largest known undeveloped gold deposits, with an update to the feasibility study in progress and pre-permitting activities underway. Donlin Creek is owned and operated by Donlin Creek LLC, a limited liability company that is owned 50% by a wholly-owned subsidiary of NovaGold and 50% by a wholly-owned subsidiary of Barrick. The 81,361 acre (32,926 hectare) property is located primarily on private, Alaskan Native-owned land, with surface rights owned by The Kuskokwim Corporation and sub-surface rights owned by Calista Corporation. Donlin Creek LLC is committed to working with its Alaskan Native partners to establish collaborative relationships that benefit all stakeholders as the property advances. The Donlin Creek property hosts a number of deposits and the current reserves and resources are contained within just 3 km of the 8 km district, with significant exploration potential remaining in the Donlin Creek district.

A reserve/resource update in March 2010, which incorporated additional drilling and an increase in gold price assumptions, estimated 33.6 million ounces of proven and probable gold reserves averaging 2.2 grams per tonne gold, 4.3 million ounces of measured and indicated resources and an additional 4.4 million ounces of inferred resources. With estimated production of more than one million ounces of gold annually for at least 25 years, Donlin Creek would be one of the world’s largest gold-producing mines.

The 2010 work program completed the majority of the environmental and engineering studies required to review the option of using natural gas as the primary power source at the mine site rather than using diesel to generate power, as contemplated in the 2009 feasibility study. Donlin Creek LLC had discussions with gas suppliers and engaged an energy consultant to lead the gas line studies; an analysis on the impacts to project infrastructure related to transportation and logistics is ongoing. The natural gas option would require building a 12-inch buried pipeline that would run approximately 315 miles from the Cook Inlet to the Donlin Creek site. Donlin Creek LLC worked with multiple regulatory agencies, consultants and contractors to initiate environmental baseline and engineering studies along the proposed pipeline corridor, consulted stakeholders along the pipeline corridor, and reviewed approval and permitting requirements.

Using natural gas to generate power could result in a reduction to operating costs; power accounts for 25% of estimated project operating costs. The capital cost to build the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities. The potential impact of the pipeline option on capital and operating costs will be addressed in a revision to the project feasibility study, anticipated to be completed in the second half of 2011.

Activities at the Donlin Creek project during the first quarter focused on the revision to the feasibility study update for the pipeline option, permitting support studies and community outreach programs. The Donlin Creek LLC has spent approximately US$9.2 million in the quarter which is below its first quarter budget of US$9.4 million due to slight timing delay on the camp expenditures which is expected to catch up next quarter. The 2011 work program will focus on completing the feasibility study revision and preparing to file permit applications for the project.

Due to the accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to record its interest in the Donlin project as an equity investment, which results in all of NovaGold’s funding being recorded in the income statement as equity loss, and any unspent funding to Donlin Creek LLC being recorded in the balance sheet on the equity investment line.

Galore Creek

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck each own a 50% interest and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,838 acre (118,912 hectare) property holds a large undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources (including the Company’s share of the Copper Canyon deposit, of which NovaGold owns 60%) of 3.5 billion pounds of copper, 3.3 million ounces of gold and 61 million ounces of silver.

NovaGold Resources Inc.	5
Q1-2011

Management’s Discussion and Analysis

During 2010, GCMC focused its efforts on care and maintenance of the existing infrastructure at the Galore Creek project. GCMC has also been reviewing a number of optimization scenarios for the Galore Creek project with the objective of improving project economics, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design and initiated a pre-feasibility study for the optimized mine plan, with completion scheduled for Q2-2011. The pre-feasibility study will provide capital cost estimates, permitting, construction and production timelines, and an updated resource estimate using long-term commodity price estimates. Compared with previous studies, changes to the project include:

  Relocation of the tailings facility allowing for construction of a conventional tailings dam;
  Relocation of the processing facilities allowing for future expansion;
  Realignment of the tunnel and access road; and
  An increase of daily throughput to approximately 90,000 tonnes per day.

Current plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. From there, concentrate would be piped along the remainder of the access road to Hwy 37. A trade-off study will identify the best alternative for transport of concentrate to market. The project would primarily use electric power, with a power line built along the access road to tie into the 287-kV transmission line (“NTL”) that the British Columbia and Canadian Governments have announced their intention to build. In February 2011, the Minister of Mines and the Minister of the Environment approved the Environmental Assessment certificate for the NTL. British Columbia Hydro and Power Authority still needs to obtain the necessary provincial licenses, leases and other approvals, but it is expected that construction of the NTL will start in spring 2011.

Some components of the revised Galore Creek mine plan, such as the mill and tailings location, would require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and reducing the need for helicopter support. Depending on the results of the pre-feasibility study, the project may move directly into feasibility and permitting. Completion of the pre-feasibility study should also allow NovaGold to add additional gold reserves and new copper and silver reserves to its portfolio.

Activities during the first quarter at the Galore Creek site focused on care and maintenance of existing infrastructures and roads. Activities off-site focused on finishing the studies required to complete the pre-feasibility study. GCMC spent approximately $4.3 million in Q1-2011 which consists of $2.5 million in care and maintenance costs and $1.8 million on pre-feasibility study costs. Under the terms of the Galore Creek Partnership Agreement, Teck is funding all costs for the project until it completes its earn-in obligations. At February 28, 2011, the Galore Creek Partnership had cash of $1.5 million and Teck had approximately $8.9 million remaining in project contributions to earn its 50% interest in the project.

Due to accounting rules under Accounting Guideline-15 for Variable Interest Entity accounting, NovaGold continues to consolidate 100% of the activities of GCMC on the income statement, and the Galore Creek asset and a non-controlling interest for Teck’s contributions on the balance sheet.

Ambler

On January 11, 2010, the Company purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. To complete the purchase, the Company issued 931,098 common shares to Kennecott with a market value of approximately US$5.0 million, with a commitment for future cash payments to Kennecott of US$12.0 million each in January 2011 and January 2012. The January 2011 payment was made. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million.

Ambler is an exploration-stage property located in Alaska comprising 90,614 acres (36,670 hectares) of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide belt. A resource estimate for the Arctic deposit shows 16.8 million tonnes of indicated resource grading 4.1% copper and 6.0% zinc and 11.9 million tonnes of inferred resource grading 3.6% copper and 5.0% zinc for contained metal totaling indicated resources of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 937 million pounds of copper, 1.3 billion pounds of zinc, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead. NovaGold has a solid record of identifying exploration opportunities and bringing value to shareholders by expanding resources through exploration success. The Company feels there is excellent potential to expand the existing resources at the Arctic deposit and locate new high-quality resources in nearby areas, as well as identify new exploration targets in the district.

6	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

Work at the property during 2010 focused on initiating preliminary work for environmental and engineering studies necessary to initiate a pre-feasibility study. The Company also has been working on preparing a preliminary economic assessment report that will provide an initial assessment on project economics. Until the Ambler camp reopens in late spring for the 2011 work season, project activities are focused on community engagement and opportunities to consolidate NovaGold’s land package in the district. The Company has focused on community engagement, hiring of site staff and planning for camp start up during this time and has spent approximately US$0.2 million in the first quarter.

Nome Operations

NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is currently in care and maintenance.

During the third quarter of 2010, the Company assessed the estimated recoverability of the Rock Creek project resulting in an asset impairment for the year of $116.4 million and a remaining value of $nil. The Company is currently soliciting offers to sell the Rock Creek project to provide more information to the Company’s Board of Directors. The Board of Directors will make a decision as to the future of the Rock Creek project following completion of the solicitation of offers. This decision may involve the sale of Rock Creek or its permanent closure.

The Company worked diligently in 2009 and 2010 to improve the project’s water management structures. During the first quarter of 2011 the Company expended US$2.6 million at Rock Creek, which is on budget. NovaGold has an aggregated budgeted of US$8.5 million at Rock Creek for 2011 with a focus on continuing to meet permit requirements and environmental responsibilities. The Company is also preparing an updated closure plan for Rock Creek in the event that the Company’s Board of Directors chooses to close and reclaim the property.

In March 2011, NovaGold announced the sale of the 11,500 acres comprising its Nome Gold project. NovaGold’s wholly-owned subsidiary, Alaska Gold Company, will receive US$21.0 million in three installments, and the buyer will also provide a letter of credit for US$4.0 million as an environmental reclamation bond. NovaGold is focused on advancing its Donlin Creek and Galore Creek projects toward production and is divesting its non-core assets to allow the Company to focus its time and resources on its core properties.

NovaGold will continue to assess the value of its other assets in the Nome area, which include Big Hurrah, a sand and gravel business and a modest land package.

Other properties

The Company continues to explore earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $0.5 to $1.2 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Additional information concerning reserves and resources can be found in Appendix - Reserve and Resource Table.

Outlook

At February 28, 2011, the Company had cash and cash equivalents of $129.3 million and working capital of $112.1 million.

The Company is focused on advancing its two core properties, Donlin Creek and Galore Creek. At the Donlin Creek project, Donlin Creek LLC has an approved 2011 budget of approximately US$41.0 million of which the Company’s 50% share is approximately US$20.5 million. The 2011 work program will focus on completing the feasibility revision to incorporate the natural gas pipeline, and preparing permit applications for the project. The feasibility revision will provide operating costs using natural gas rather than diesel as the primary power source for the project, and will also use more recent gold prices and capital inputs to provide updated capital and cash flow estimates. During 2011, Donlin Creek LLC will continue to consult with stakeholders and solicit feedback from local communities and its Alaskan Native partners as well as State and Federal regulatory agencies. The Donlin Creek LLC has budgeted to spend US$12.7 million in the second quarter on environmental studies and feasibility revision activities. The feasibility revision should be complete in the second half of 2011, at which point Donlin Creek LLC is expected to proceed to prepare and file permit applications for the project.

NovaGold Resources Inc.	7
Q1-2011

Management’s Discussion and Analysis

At the Galore Creek project, GCMC has an approved 2011 budget of approximately $12.3 million to focus on community engagement and completing the pre-feasibility study. Teck is currently contributing 100% of the funding for the Galore Creek project under the amended terms of the Galore Creek Partnership Agreement. Based on the 2011 budget, it is anticipated that Teck will complete its funding by mid-2011. Depending on the results of the pre-feasibility study, GCMC may consider resuming road construction and initiating feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed. GCMC has maintained a very positive relationship with the Tahltan Nation and regulators during this period of review and optimization, and expect full support to resume road construction should NovaGold and Teck agree to advance the project following the results of the pre-feasibility study. GCMC forecasts to spend $5.3 million budget in the second quarter on care and maintenance activities and optimization reviews for the pre-feasibility study results. The pre-feasibility study is on track for completion towards the end of Q2-2011.

At the Ambler project, NovaGold has budgeted approximately US$10.0 million for additional studies to determine the environmental and engineering aspects of developing the Arctic deposit, as well as exploration and geotechnical drilling at site. The Company continues to work with NANA Corporation to establish an agreement for collaborative development of the Ambler region, including district consolidation and infrastructure development that would benefit both the project and local communities. Management has been working actively with the State of Alaska in discussions regarding the Ambler Mining District Transportation Access. Site activities are limited during the first quarter due to the remoteness of the project. The Company has budgeted to spend a further $3.1 million in the second quarter on exploration activities. Exploration activities are planned to start in April with a focus on additional exploration, which is anticipated to add resources and with continued environmental and engineering studies.

At the Rock Creek project, the Company has budgeted approximately US$8.5 million for care and maintenance activities. These costs may be reduced if the project is sold during the year. The Company has budgeted to spend US$2.6 million during the second quarter on managing storm water management activities. The Company is also preparing an updated closure plan for the project in the event that the Company’s Board of Directors chooses to close and reclaim the property.

Results of operations

	in thousands of Canadian dollars,
	except for per share amounts
	Three months ended	Three months ended
	February 28, 2011	February 28, 2010
	$	$
Asset impairment – power transmission rights
Impairment charge	52,668	-
Loss attributable to non-controlling interest	(13,779)	-
Future income tax recovery	(9,722)	-
Equity loss	4,621	2,487
Foreign exchange gain	(993)	121
Interest and accretion	3,732	3,661
Mineral properties expense	2,568	219
Project care and maintenance (Galore Creek)	2,471	1,236
Project care and maintenance (Rock Creek)	2,575	6,640
Salaries, severance and payroll taxes	2,469	1,275
Loss for the period	67,356	19,412
Basic and diluted loss per share attributable to the shareholders of the Company	0.22	0.10

For the three-month period ended February 28, 2011, the Company reported a net loss of $67.4 million (or $0.22 basic and diluted loss per share) compared to a net loss of $19.4 million (or $0.10 basic and diluted loss per share) for the corresponding period in 2010. This variance was mainly due to the non-cash asset impairment of the power transmission rights which resulted in an impairment charge of $52.7 million, of which $13.8 million was attributable to non-controlling interest and $9.7 million of future income tax recovery.

8	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

Other important variances for the three months ended February 28, 2011 compared with the same period in 2010 are as follows: (a) a $4.6 million equity loss in 2011 compared with $2.5 million in 2010, due to the increased level of activity for the gas pipeline studies at Donlin Creek during the first quarter of 2011; (b) a $2.6 million mineral properties expense in 2011 compared with $0.2 million in 2010 due to the increased level of activity for the Galore Creek pre-feasibility study and the exploration work the Ambler project during the first quarter of 2011; and (c) a $2.6 million project care and maintenance expense in 2011 compared with $6.6 million in 2010 mainly due to the decreased level of activity required in 2011 compared to Q1 2010, where the Company was improving on the tailings pond infrastructure and water treatment activity in Rock Creek.

Expenses for the three-month period ended February 28, 2011 were $22.2 million compared to $19.5 million for the same period in 2010. This was primarily due to an increased exploration expense of $2.6 million compared to $0.2 million for the same period in 2010 as the result of an increased level of activity for the Galore Creek pre-feasibility study and exploration work at the Ambler project. The Company recorded an expense of $3.5 million compared with $2.1 million for stock-based compensation during the same periods in 2011 and 2010, respectively; the increase is due to higher valuations for the stock option and performance share unit (“PSU”) issued as a result of the higher stock price. During the first quarter of 2011, the Company granted 1,064,700 stock options and 244,000 PSUs to employees, consultants and directors.

Selected financial data

Quarterly information

The following unaudited quarterly information is prepared in accordance with Canadian GAAP.

						in thousands of Canadian dollars,
						except per share amounts
	02/28/11	11/30/10	8/31/10	5/31/10	2/28/10	11/30/09	8/31/09	5/31/09
	$	$	$	$	$	$	$	$
Net revenues	103	172	334	67	26	290	331	226
Earnings (loss) for the quarter	(67,356)	(24,462)	(150,875)	(16,813)	(19,412)	(28,845)	(20,435)	(6,140)
Earnings (loss) per share – basic	(0.22)	(0.14)	(0.68)	(0.08)	(0.10)	(0.12)	(0.11)	(0.03)
Earnings (loss) per share – diluted	(0.22)	(0.14)	(0.68)	(0.08)	(0.10)	(0.12)	(0.11)	(0.03)

Factors that can cause fluctuations in the Company’s quarterly results include the timing of stock option grants, foreign exchange gains or losses related to the Company’s U.S. dollar-denominated debt when the Canadian dollar exchange rate fluctuates, disposal of assets or investments, and events such as the suspension of construction activities at the Galore Creek project or the suspension of commissioning at the Rock Creek project and subsequent activities related thereto. During the second quarter in 2009, the Company had a foreign exchange gain of $16.1 million. During the third quarter in 2009, the Company incurred a total of $12.0 million in interest and accretion and care and maintenance. During the last quarter of fiscal 2009, the Company incurred a $9.1 million loss on disposal of property, plant and equipment by GCMC as certain road construction equipment and facilities were sold as the road progressed; also, the Company incurred a total of $18.1 million in interest and accretion and care and maintenance. During the first quarter of 2010, the Company incurred $11.5 million in interest and accretion and care and maintenance. During the second quarter of 2010, the Company incurred $13.6 million on salaries, exploration and care and maintenance. During the third quarter of 2010, the Company recorded an impairment loss on the Rock Creek project for the year of $116.4 million and a $7.5 million inventory write down. During the last quarter of fiscal 2010, the Company incurred a total of $17.9 million in care and maintenance and exploration activities. During the first quarter of 2011, the Company recorded an impairment loss on the Galore Creek project of $52.7 million related to its power transmission rights; also, the Company incurred $8.8 million in interest and accretion and care and maintenance. The Company’s properties are not yet in production; consequently, the Company believes that its loss (and consequent loss per share) is not a primary concern to investors in the Company.

NovaGold Resources Inc.	9
Q1-2011

Management’s Discussion and Analysis

Liquidity and capital resources

At February 28, 2011, the Company had $129.3 million in cash and cash equivalents, of which $1.5 million was held by GCMC for the Galore Creek project. The Company expended $20.0 million on operating activities during the three-month period ended February 2011, compared with expenditures of $16.3 million for operating activities for the same period in 2010. The increase is mostly due to the increase in activities at the Donlin Creek, Galore Creek and Ambler projects.

During the quarter, the Company generated $3.1 million in cash from financing activities compared with $0.2 million in the same period in 2010. The Company received $10.7 million from warrant exercises and $4.3 million from Teck’s earn-in contribution to GCMC and paid $11.9 million for a Note payable, with no comparative amounts for the same period in 2010.

During the quarter, the Company expended $5.5 million on investing activities compared with $4.3 million in 2010. The Company funded $5.4 million for its share of exploration costs at the Donlin Creek project compared to $3.6 million for the same period in 2010.

The Company has no material off-balance sheet arrangements.

Contractual obligated undiscounted cash flow requirements, excluding operating leases, as at February 28, 2011 are as follows.

				in thousands of Canadian dollars,
				unless otherwise specified
	Total	< 1 Year	1–2 Years	2–3 Years	3–4 Years	4–5 Years	Thereafter
	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	9,717	9,717	-	-	-	-	-
Capital leases	896	698	198	-	-	-	-
Asset retirement obligations	23,857	7,890	2,297	-	-	-	13,670
Other notes payable	US$11,306	US$11,306	-	-	-	-	-
Convertible notes – interest (a)	US$21,685	US$5,225	US$5,225	US$5,225	US$5,225	US$785	-
Convertible notes – holders option (a)	US$95,000	-	-	-	US$95,000	-	-
Promissory note	US$62,203	-	-	-	-	-	US$62,203

(a)

The Convertible notes (“Notes”) mature on May 1, 2015. The holders of the Notes have the right to require the Company to repurchase all or part of their Notes on May 1, 2013 and upon certain fundamental corporate changes at a price equal to 100% of the principal amount of such Notes plus any accrued and unpaid interest.

The future minimum payments under operating leases at February 28, 2011 are approximately as follows.

in thousands of Canadian dollars
Operating
leases
$
2011	608
2012	629
2013	571
2014	580
2015	662
Thereafter	1,358
Total	4,408

The Company’s cash balances are largely invested in bank and non-asset backed commercial paper all with the two highest possible investment ratings and that can be easily liquidated with terms of 90 days or less.

10	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

Related party transactions

The Company has arms-length market based agreements to provide certain services to TintinaGold Resources Inc. (“TintinaGold”) and Alexco Resource Corp. (“Alexco”). Under the agreements the services provided were $2,000 for the three months ended February 28, 2011 (2010: $0.01 million) to TintinaGold, a related party having one director and a major shareholder in common with the Company; and $4,000 for the three months ended February 28, 2011 (2010: $0.01 million) to Alexco, a related party having two directors in common with the Company. The Company also provided exploration and management services totaling US$0.4 million for the three months ended February 28, 2011 (2010: US$0.4 million) to Donlin Creek LLC. These transactions were in the normal course of business and are measured at the exchange amount, which is the amount agreed to by the parties. At February 28, 2011, the Company had a $0.4 million receivable (November 30, 2010: $0.2 million) from related parties.

Financial instruments

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and price risk.

(a)    Currency risk

The Company is exposed to financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations. At February 28, 2011, the Company is exposed to currency risk through the following assets and liabilities denominated in U.S. dollars.

	in thousands of U.S. dollars
	February 28, 2011	November 30, 2010
Cash and cash equivalents	113,370	125,164
Accounts receivables	365	148
Reclamation deposits	6,845	6,845
Accounts payable and accrued liabilities	(5,134)	(4,718)
Other notes payable	(11,306)	(23,026)
Amounts payable to Barrick – long term	(62,203)	(61,401)
Convertible notes	(61,670)	(60,278)
Total	(19,733)	(17,266)

Based on the above net exposures, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $2.0 million in the Company’s net earnings.

(b)    Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s accounts receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

NovaGold Resources Inc.	11
Q1-2011

Management’s Discussion and Analysis

(c)    Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the Notes are due within one year from the balance sheet date.

(d)    Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at February 28, 2011, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

(e)    Price risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken. The Company does not currently have any hedging or other commodity-based risk management programs respecting its operations.

New accounting pronouncements

The accounting policies followed by the Company are set out in note 3 to the audited consolidated financial statements for the year ended November 30, 2010, and have been consistently followed in the preparation of these consolidated financial statements.

Business Combinations

In January 2009, the CICA issued CICA Handbook Section 1582, “Business Combinations”, which replaces former guidance on business combinations. Section 1582 establishes principles and requirements of the acquisition method and related disclosures. In addition, the CICA issued Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests”, which replace the existing guidance. Section 1601 establishes standards for the preparation of consolidated financial statements and Section 1602 provides guidance on accounting for non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These standards apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011, with earlier application permitted. The Company adopted these pronouncements at December 1, 2010; the result from this adoption led to the non-controlling interest balance classified as shareholders’ equity on the consolidated balance sheet and loss attributable to non-controlling interest on the statement of operations and deficit.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s transition date of December 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the fiscal year commencing December 1, 2010.

The Company has commenced the process to transition from Canadian GAAP to IFRS. The transition process consists of three primary phases:

12	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

  Scoping and diagnostic phase
  Impact analysis, evaluation and design phase
  Implementation and review phase

Scoping and diagnostic phase - A preliminary diagnostic review was completed by an external consultant and included the determination, at a high level, of the financial reporting differences under IFRS and the key areas that may be impacted. The areas with the highest potential impact were identified to include the basis of consolidation, related party transactions, impairment of assets, financial instruments and initial adoption of IFRS under the provisions of IFRS 1.

Analysis, quantification and evaluation phase - In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority. This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and development of draft IFRS financial statement content. The Company is currently undergoing this process and is expected to complete this phase by the second quarter of 2011. The Company anticipates that there will be changes in accounting policies and that these changes may materially impact the financial statements. The areas where the Company expects material differences relate to U.S. dollar-denominated convertible debt and warrants where, under IFRS, the instruments are not considered to be linked to the Company’s own equity as they are denominated in a currency other than the Company’s functional currency. Management is continuing to evaluate the differences and the full impact on future financial reporting is not reasonably determinable or estimable at this time.

Implementation and review phase - This phase includes execution of any changes to information systems and business processes and completing formal authorization processes to approve recommended accounting policy changes. It will also include the collection of financial information necessary to compile IFRS-compliant financial statements and audit committee approval of IFRS financial statements.

IFRS 1, “First-Time Adoption of International Financial Reporting Standards”, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The various accounting policy choices available are being assessed and those determined to be most appropriate to the Company’s circumstances will be implemented.

The International Accounting Standard Board currently has projects underway that are expected to result in new pronouncements and, as a result, IFRS as at the transition date is expected to differ from its current form. The final impact of IFRS on the Company’s financial statements will only be determined once all applicable standards at the conversion date are known.

Critical accounting estimates

The most critical accounting estimates upon which the Company’s financial status depends are those requiring estimates of the recoverability of its capitalized mineral property expenditures and intangible assets, impairment of long-lived assets and the amount of future reclamation obligations.

Mineral properties and development costs

The Company expenses mineral property exploration expenditures when incurred. When it has been established that a mineral deposit is commercially mineable and an economic analysis has been completed, the costs subsequently incurred to develop a mine on the property prior to the start of mining operations are capitalized and will be amortized against future production following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned. The Rock Creek project was impaired during the year ended November 30, 2010 and an impairment loss was proportionately allocated to mineral properties and development costs. There can be no assurances that the subsequent decision to sell or reclaim the project would result in a material gain on sale or accrual of closure costs, which would be incurred when a decision is made.

The acquisition of title to mineral properties is a complicated and uncertain process. The Company has taken steps, in accordance with industry standards, to verify title to mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

NovaGold Resources Inc.	13
Q1-2011

Management’s Discussion and Analysis

Reclamation costs

The amounts recorded for reclamation costs are estimates based on independent third party engineering studies and the Company’s assessment of the work that is anticipated to remediate old mine workings of the Company’s Nome Gold site, exploration and road remediation at the Galore Creek project, and the Rock Creek mine site. An asset retirement obligation (“ARO”) is recognized initially at fair value with a corresponding increase in the related asset. The ARO is accreted to full value over time through periodic charges to operations. The Galore Creek reclamation obligation has not been discounted due to the uncertainty of timing of when the costs will be incurred. Actual costs incurred during reclamation and the timing of when the costs will be incurred could be materially different from these estimates.

Risk factors

The Company and its future business, operations and financial condition are subject to various risks and uncertainties due to the nature of its business and the present stage of exploration and development of its mineral properties. Certain of these risks and uncertainties are set out below and under the heading “Risk factors” in NovaGold’s Annual Information Form for the year ended November 30, 2010 available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Ability to continue exploration activities and any future development activities, and to continue as a going concern, will depend in part on the ability to commence production and generate material revenues or to obtain suitable financing

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

There can be no assurance that the Company will commence production at any of its mineral properties, generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

Exploration and development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. The Company has only defined or delineated reserves at its Donlin Creek projects and none of its properties are currently under development. The future development of any properties found to be economically feasible will require obtaining permits, financing and construction. The Company is subject to all the risks associated with establishing new mining operations. In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. There is also no assurance that if further mineralization is discovered that the ore body would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors that are beyond the Company’s control. Some of these factors are the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Environmental laws and regulations

All of the Company’s exploration and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

14	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

In February and March, 2011, the Company’s wholly-owned subsidiary AGC received a total of 3 citations and orders from the Mine Safety Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”) at the Rock Creek project. MSHA issued a 104(a) citation to AGC on February 25, 2011, for an alleged minor paperwork violation for failing to include a required paragraph in a report. The proposed penalty for this minor alleged violation is $100. MSHA issued two 104(a) citations to AGC on March 10, 2011 for AGC’s alleged failure to post adequate warning signs and to conduct gas, mist, and dust surveys for an area of the mine. No penalty has yet been assessed for these violations; however, the estimated amount is between $800 to $5,800. AGC intends to contest these citations, and has requested a conference with MSHA to discuss these citations further. Citations under Section 104(a) are issued for situations in which the MHSA inspector determines that the operator has violated the Mining Act or any mandatory health or safety standard, rule, order or regulations promulgated pursuant to the Act.

Reserve and resource estimates

There is a degree of uncertainty attributable to the calculation of reserves and resources and the corresponding grades. Reserve and resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. Reserve and resource figures set forth by the Company are estimates, and there is no certainty that the mineral deposits would yield the production of metals indicated by reserve and resource estimates. Declines in the market price for metals may adversely affect the economics of a deposit and may require the Company to reduce its reserve and resource estimates. As defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and included by reference in National Instrument 43-101, NovaGold records Proven and Probable Reserves at its projects upon completion of a pre-feasibility or feasibility level study that demonstrates the economics of developing the mineral deposit. This policy is generally adopted by Canadian mining companies, but differs from the United States policy of recognizing Proven and Probable Reserves once the majority of major development permits have been received.

Price volatility - gold, copper and other metals

The market price for gold, copper and other metals is volatile and cannot be controlled. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is currently not in production, no sensitivity analysis for price changes has been provided or carried out.

Electrum Strategic Resources LLC is the Company’s majority shareholder and has the ability to significant influence the Company.

Through its existing shareholding in the Company and the rights it holds to acquire addition Common Shares, Electrum Strategic Resources LLC (“Electrum”) has the ability to exercise voting power to significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets and other significant corporate actions. Unless full participation of all shareholders takes place in such shareholder meetings, Electrum may be able to approve such matters itself. Without the consent of Electrum, the Company could be prevented from entering into transactions that are otherwise beneficial to the Company. The interests of Electrum may differ from the interests of the Company’s other shareholders.

Legal proceedings

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, AGC and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. Indeed, the claims against AGC had been dismissed by agreement without payment of any money. However, there can be no assurance that these proceedings will be resolved in favor of NovaGold.

NovaGold Resources Inc.	15
Q1-2011

Management’s Discussion and Analysis

Increased Regulatory Compliance Costs Relating to Dodd-Frank

In July 2010, the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the U.S. Securities and Exchange Commission (“SEC”) and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and the Company anticipates that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on NovaGold. The Dodd-Frank Act also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. The Company may also incur additional costs associated with the Company’s compliance with the new regulations and anticipated additional reporting and disclosure obligations. While the Company is not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to the Company at this time, the Company does not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

16	NovaGold Resources Inc.
Q1-2011

Management’s Discussion and Analysis

Cautionary notes

Forward-looking statements

This Management’s Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in NovaGold’s operations in future periods. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “intends”, “estimates”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. These forward-looking statements are set forth principally under the heading “Outlook” and elsewhere in the Management’s Discussion and Analysis and may include statements regarding perceived merit of properties; ability to commence, or in the case of Rock Creek, seek shareholder value from its properties; exploration results and budgets; mineral reserve and resource estimates; work programs; capital expenditures; timelines; strategic plans; the completion of transactions; market price of precious and base metals; possible outcome or merits of litigation; or other statements that are not statements of fact. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of NovaGold may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. NovaGold’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and NovaGold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include uncertainties involved in disputes and litigation; fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology, continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs, recovery rates, production estimates and estimated economic return; the need for cooperation of Barrick and Teck to advance the Donlin Creek and Galore Creek projects, respectively; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; uncertainty as to timely availability of permits and other governmental approvals; and other risks and uncertainties disclosed here in under the heading “Risk Factors” and in NovaGold’s Annual Information Form for the year ended November 30, 2010, filed with the Canadian securities regulatory authorities, NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by NovaGold and filed with the appropriate regulatory agencies.

Reserve and resource estimates

This Management’s Discussion and Analysis and other information released by NovaGold uses the terms “resources”, “measured resources”, “indicated resources” and “inferred resources”. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Inferred resources are in addition to measured and indicated resources. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this Management’s Discussion and Analysis and in press releases by the Company in the past and in the future, have been or will be prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. The requirements of NI 43-101 are not the same as those of the SEC, and reserves reported by NovaGold in compliance with NI 43-101 may not qualify as reserves under the SEC’s standards.

NovaGold Resources Inc.	17
Q1-2011

Management’s Discussion and Analysis

Appendix – Reserve & Resource Table

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at February 22, 2011

Reserves

Property	Reserve	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (1) approximately 0.74 g/t Au Cutoff	Proven	7.0	2.46					0.55					0.28		0.28
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	460.7	2.23					33.04					16.52		16.52
	Total P&P	467.7	2.23					33.59					16.80		16.80

Resources (exclusive of Reserves)

Property	Reserve	Tonnes	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
% Ownership	Category	Millions	Au g/t	Ag g/t	Cu %	Zn %	Pb %	Moz Au	Moz Ag	Mlbs Cu	Mlbs Zn	Mlbs Pb	Moz Au	Moz Ag	Moz AuEq	Mlbs Cu	Mlbs Zn	Mlbs Pb

Donlin Creek (2)(3) approximately 0.74 g/t Au Cutoff 50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Measured	0.2	6.61					0.04					0.02		0.02
	Indicated	39.6	3.34					4.25					2.13		2.13
	Total M&I	39.8	3.36					4.29					2.15		2.15

	Inferred	58.4	2.35					4.41					2.21		2.21

Galore Creek (2)(4) 0.21% CuEq Cutoff 50% Ownership - 50% Owned by Teck Resources Limited	Measured	4.7	0.37	4.41	0.52			0.06	0.67	54.1			0.03	0.34	0.04	27.0
	Indicated	781.0	0.29	4.88	0.52			7.21	122.42	8,872.3			3.61	61.21	4.62	4,436.1
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.09	8,926.3			3.64	61.55	4.66	4,463.2

	Inferred	357.7	0.18	3.69	0.36			2.06	42.49	2,858.3			1.03	21.24	1.38	1,429.1

Copper Canyon (2)(5) 0.6% CuEq Cutoff	Inferred	53.7	0.73	10.60	0.50			1.26	18.36	592.0			0.76	11.02	0.94	355.2
60% Ownership - 40% Owned by Copper Canyon Resources
	Total Inferred	411.4	0.25	4.60	0.38			3.32	60.85	3,450.3			1.78	32.26	2.32	1,784.3

Ambler (2)(6) $100 Gross Metal Value / Tonne Cutoff 100% Ownership	Measured
	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.29	1,538.2	2,237.1	350.3	0.45	32.29	0.98	1,538.2	2,237.1	350.3

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.57	936.9	1,313.1	210.0	0.26	18.57	0.57	936.9	1,313.1	210.0

Total Proven & Probable Reserves Contained Metal								33.59					16.80		16.80
Total Measured & Indicated Contained Metal (exclusive of Reserves)								12.01	155.38	10,464.6	2,237.1	350.3	6.23	93.83	7.79	6,001.4	2,237.1	350.3
Total Inferred Contained Metal								7.99	79.42	4,387.2	1,313.1	210.0	4.25	50.84	5.09	2,721.3	1,313.1	210.0

NovaGold Resources Inc.	18
Q1-2011

Management’s Discussion and Analysis

Appendix – Reserve & Resource Table

Notes:

1. These resource estimates have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Resource Classification System, unless otherwise noted.
2. See numbered footnotes below on resource information. Resources shown in blue are reported as net values to NovaGold after all project earn-ins.
3. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
4. Sums may not agree due to rounding.

Resource Footnotes:

(1) The basis for the cut-off grade was an assumed gold price of US$825/oz. The new reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 technical report referenced below, and is based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from that used in 2009. The increase in reserves is expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and does not materially change the information contained in the technical report. It is believed that the additional storage capacity provided for in the 2009 feasibility study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material. The Qualified Person for this reserve estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(2) Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Details of Measured and Indicated Resources and other NI 43-101 information can be found by following the links below to the relevant Technical Report. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(3) A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs -Grossman (LG) open-pit shell using the long-term metal price assumption of US$900/oz of gold, which is a US$50/oz increase over the long-term gold price assumption used in the 2009 technical report. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5% . The Qualified Person for this resource estimate is Kevin Francis, P.Geo., NovaGold Resources Inc.

(4) The copper -equivalent grade was calculated as follows:

CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cutoff grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection.

(5) The copper -equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%.

(6) US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied.

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally onlypermits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualifed Person(s)	Most Recent Disclosure & Filing Date	Link to Most Recent Disclosure

Donlin Creek	Kirk Hanson P.E., AMEC Gordon Seibel M.AusIMM, AMEC Simon Allard, P.Eng. Gregory Wortman P.Eng., AMEC Alexandra Kozak P.Eng., AMEC	Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report - April 1, 2009	http://www.novagold.com/upload/technical_reports/DonlinCreekFS.pdf

Donlin Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	March 2010 reserve and resource updates: NovaGold press release - March 22, 2010	http://novagold.com/section.asp?pageid=13238

Galore Creek	Kevin Francis, P.Geo., NovaGold Resources Inc.	Galore Creek Property NI 43-101 Technical Report - January 25, 2008	http://www.novagold.net/upload/technical_reports/GaloreCreekJan2008TechReport.pdf

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008	http://www.novagold.net/upload/technical_reports/CopperCanyonFebruary2005.pdf

Ambler	Russ White, P.Geo., SRK Consulting Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting	NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit - January 31, 2008	http://www.novagold.net/upload/technical_reports/AmblerJan2008TechReport.pdf

NovaGold Resources Inc.	19
Q1-2011